FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 11, 2024 of OceanPal Inc. (the “Company”), announcing the Company’s financial results for the fourth quarter and year ended December 31, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 11, 2024
	By:	/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2023

ATHENS, GREECE, April 11, 2024 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported time charter revenues of $5.8 million, net income of $58 thousand and a net loss attributed to common stockholders of $2.8 million for the fourth quarter of 2023. This compares to time charter revenues of $5.7 million, a net loss of $2.5 million and net loss attributed to common stockholders of $3.0 million for the fourth quarter of 2022.

For the year ended December 31, 2023, the Company reported time charter revenues of $19.0 million, a net loss of $2.0 million and a net loss attributed to common stockholders of $6.7 million. This compares to time charter revenues of $19.1 million, net loss for the year ended December 31, 2022, of $326 thousand, and net loss attributed to common stockholders of $2.7 million.

Fleet Employment Profile (As of April 10, 2024)
OceanPal Inc.’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	3 Panamax Bulk Carriers
1	PROTEFS	A	$10,500	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Sep-23	09-Apr-24	1,2
	2004 73,630		$13,000	5.00%	CHINA RESOURCE CHARTERTING LIMITED	14-Apr-24	13-Jul-24	3,4
2	CALIPSO	A	$11,000	5.00%	OLDENDORFF CARRIERS DENMARK APS	28-Sep-23	05-Nov-23
	2005 73,691		$10,250	5.00%	COFCO INTERNATIONAL FREIGHT(S) PTE. LTD.	05-Nov-23	24-Feb-2024
			$12,500	5.00%	HMM CO., LTD.	24-Feb-2024	28-Mar-2024
			$13,250	5.00%	COFCO INTERNATIONAL FREIGHT SA	06-Apr-2024	05-Jul-2024
3	MELIA		$6,250	5.00%	ASL BULK SHIPPING LIMITED	26-Aug-23	09-Nov-23
	2005 76,225		$9,500	5.00%	FORTUNE OCEAN MARINE PTE. LTD.	09-Nov-23	12-Dec-23
			$11,850	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Dec-23	06-Feb-2024
			$12,100	5.00%	ASL BULK SHIPPING LIMITED	06-Feb-24	25-Apr-24	5,6
	2 Capesize Bulk Carriers
4	SALT LAKE CITY		$14,500	5.00%	FIVE OCEAN CORPORATION	26-Sep-23	06-Feb-2024
	2005 171,810		$15,150	5.00%	DEYESION SHIPPING & TRADING COMPALNY LIMITED	06-Feb-2024	05-May-24 – 05-Jul-24
5	BALTIMORE		$20,000	5.00%	RICHLAND BULK PTE. LTD.	27-Sep-23	18-Nov-23
	2005 177,243		$13,500	5.00%	RICHLAND BULK PTE. LTD.	18-Nov-23	20-Apr-24 – 15-May-24	7

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Charterers will compensate the Owners at a rate of 80% of the Baltic Panamax Index 5 TC average as published by the Baltic Exchange on a daily basis of the vessel’s present charter party rate, whichever is higher, for the excess period commencing from March 25, 2024 until the actual redelivery date.
2 Currently without an active charterparty.
3 Estimated delivery date to the Charterers.
4 Redelivery date on an estimated time charter trip duration of about 90 days.
5 Redelivery date on an estimated time charter trip duration of about 79 days.
6 For redelivery of the vessel south of Hong Kong, including Hong Kong, the gross rate will be $12,100/day. For redelivery of the vessel north of Hong Kong up to Changjiangkou, including Changjiangkou, the gross rate will be $12,500/ day. For redelivery of the vessel north of Changjiangkou, the gross rate will be $13,000/day.
7 Based on latest information

Summary of Selected Financial & Other Data
	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$5,808	$5,724	$18,957	$19,085
Voyage expenses	637	2,891	1,940	3,680
Vessel operating expenses	1,552	2,234	10,421	6,880
Net income/(loss) and comprehensive income/(loss)	58	(2,488)	(1,977)	(326)
Net loss and comprehensive loss attributed to common stockholders	(2,842)	(2,995)	(6,707)	(2,674)
FLEET DATA
Average number of vessels	5.0	4.0	4.9	3.3
Number of vessels	5.0	4.0	5.0	4.0
Weighted average age of vessels	18.8	17.7	18.8	17.7
Ownership days	460	368	1,787	1,197
Available days	460	368	1,707	1,154
Operating days	459	357	1,691	1,117
Fleet utilization	99.8%	97.0%	99.1%	96.8%
AVERAGE DAILY RESULTS (in US Dollars)
Time charter equivalent (TCE) rate (1)	$11,241	$7,698	$9,969	$13,349
Daily vessel operating expenses (2)	$3,374	$6,071	$5,832	$5,748

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as time charter revenues less voyage expenses during a period divided by the number of Available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing Russia-Ukraine conflict and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)
	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Time charter revenues	$5,808	$5,724	$18,957	$19,085
EXPENSES:
Voyage expenses	637	2,891	1,940	3,680
Vessel operating expenses	1,552	2,234	10,421	6,880
Depreciation and amortization of deferred charges	1,902	1,701	7,670	4,896
General and administrative expenses	1,378	1,122	5,281	3,083
Management fees to related parties	315	258	1,236	878
Other operating loss/(income)	119	6	131	(6)
Operating loss	$(95)	$(2,488)	$(7,722)	$(326)
Change in fair value of warrants’ liability	-	-	6,222	-
Finance costs	-	-	(909)	-
Gain from equity method investment	6	-	2	-
Other income/(expenses)	8	-	(74)	-
Interest income	139	-	504	-
Net income/(loss) and comprehensive income/(loss)	$58	$(2,488)	$(1,977)	$(326)
Less: Deemed dividend upon redemption of Series C preferred stock	(2,549)	-	(2,549)	-
Less: Deemed dividend upon redemption of Series D preferred stock	-	(134)	(154)	(134)
Less: Dividends on Series C preferred stock	(110)	(239)	(991)	(950)
Less: Dividends on Series D preferred stock	(241)	(135)	(1,036)	(252)
Less: Dividends on class A warrants	-	-	-	(1,012)
Loss attributed to common stockholders	$(2,842)	$(2,996)	$(6,707)	$(2,674)
Loss per common share, basic*	$(0.42)	$(13.89)	$(2.02)	$(17.18)
Loss per common share, diluted*	$(0.42)	$(13.89)	$(3.83)	$(17.18)
Weighted average number of common shares, basic*	6,813,696	215,677	3,315,519	155,655
Weighted average number of common shares, diluted*	6,813,696	215,677	3,372,207	155,655

* Financial information adjusted to give effect to the 1-for-20 reverse stock split that became effective on June 8, 2023.

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)
	December 31, 2023	December 31, 2022**
ASSETS	(unaudited)

Cash and cash equivalents	$14,841	$8,454
Other current assets	5,203	5,717
Vessels, net	71,100	63,672
Other non-current assets	3,701	1,175
Total assets	$94,845	$79,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$2,286	$2,459
Total stockholders' equity	92,559	76,559
Total liabilities and stockholders' equity	$94,845	$79,018

**The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA
	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/(used in) by operating activities	$130	$(1,310)	$815	$1,513
Net cash used in investing activities	$(265)	$(96)	$(6,011)	$(5,094)
Net cash (used in)/provided by financing activities	$(547)	$(404)	$11,583	$10,362